BR/22

40-33

811-00126

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

03040237

DEC 4 2003

December 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on November 26, 2003 by Terry Conner against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

PROCESSED
DEC 08 2003
THOMSON FINANCIAL

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

00250.0073 #447475

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK JUDGE SPRIZZO

TERRY CONNER, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

ALLIANCE CAPITAL MANAGEMENT HOLDINGS L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, ALLIANCE CAPITAL MANAGEMENT L.P., AXA FINANCIAL, INC., ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND,

[caption continued on next page]

03 CV 9498 CIVIL ACTION NO.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

ALLIANCEBERNSTEIN INTERNATIONAL)
VALUE FUND, ALLIANCEBERNSTEIN U.S.)
LARGE CAP PORTFOLIO, GLOBAL &)
INTERNATIONAL STOCK FUNDS,)
ALLIANCEBERNSTEIN ALL-ASIA)
INVESTMENT FUND,)
ALLIANCEBERNSTEIN GREATER CHINA '97)
FUND, ALLIANCEBERNSTEIN)
INTERNATIONAL PREMIER GROWTH FUND,)
ALLIANCEBERNSTEIN)
GLOBAL SMALL CAP FUND,)
ALLIANCEBERNSTEIN NEW EUROPE FUND,)
ALLIANCEBERNSTEIN WORLDWIDE)
PRIVATIZATION FUND,)
ALLIANCEBERNSTEIN AMERICAS)
GOVERNMENT INCOME TRUST,)
ALLIANCEBERNSTEIN BOND FUND)
CORPORATE BOND PORTFOLIO,)
ALLIANCEBERNSTEIN BOND FUND)
QUALITY BOND PORTFOLIO,)
ALLIANCEBERNSTEIN BOND FUND U.S.)
GOVERNMENT PORTFOLIO,)
ALLIANCEBERNSTEIN EMERGING MARKET)
DEBT FUND, ALLIANCEBERNSTEIN GLOBAL)
STRATEGIC INCOME TRUST,)
ALLIANCEBERNSTEIN HIGH YIELD FUND,)
ALLIANCEBERNSTEIN MULTI-MARKET)
STRATEGY TRUST, ALLIANCEBERNSTEIN)
SHORT DURATION, ALLIANCEBERNSTEIN)
INTERMEDIATE CALIFORNIA MUNI)
PORTFOLIO, ALLIANCEBERNSTEIN)
INTERMEDIATE DIVERSIFIED MUNI)
PORTFOLIO, ALLIANCEBERNSTEIN)
INTERMEDIATE NEW YORK MUNI)
PORTFOLIO, ALLIANCEBERNSTEIN MUNI)
INCOME FUND NATIONAL PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
ARIZONA PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
CALIFORNIA PORTFOLIO,)
)
)
)
[caption continued on next page])

ALLIANCEBERNSTEIN MUNI INCOME FUND)
INSURED CALIFORNIA PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
INSURED NATIONAL PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN)
MUNI INCOME FUND MASSACHUSETTS)
PORTFOLIO, ALLIANCEBERNSTEIN MUNI)
INCOME FUND MICHIGAN PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
MINNESOTA PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
NEW JERSEY PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
NEW YORK PORTFOLIO,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
OHIO PORTFOLIO, ALLIANCEBERNSTEIN)
MUNI INCOME FUND PENNSYLVANIA)
PORTFOLIO, ALLIANCEBERNSTEIN MUNI)
INCOME FUND VIRGINIA PORTFOLIO,)
ALLIANCEBERNSTEIN TECHNOLOGY FUND,)
INC., ALLIANCEBERNSTEIN GROWTH &)
INCOME FUND, INC., ALLIANCEBERNSTEIN)
HEALTH CARE FUND, INC.,)
ALLIANCEBERNSTEIN DISCIPLINED VALUE)
FUND, INC., ALLIANCEBERNSTEIN MID-CAP)
GROWTH, INC.,)
ALLIANCEBERNSTEIN REAL ESTATE)
INVESTMENT FUND, INC.,)
ALLIANCEBERNSTEIN GROWTH FUND, INC.,)
ALLIANCEBERNSTEIN SELECT INVESTOR)
SERIES BIOTECHNOLOGY PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN SMALL CAP VALUE)
FUND, INC., ALLIANCEBERNSTEIN PREMIER)
GROWTH FUND, INC., ALLIANCEBERNSTEIN)
SELECT INVESTOR SERIES TECHNOLOGY)
PORTFOLIO, INC., ALLIANCEBERNSTEIN)
VALUE FUND, INC., ALLIANCEBERNSTEIN)
QUASAR FUND, INC., ALLIANCEBERNSTEIN)
SELECT INVESTOR SERIES PREMIER)
PORTFOLIO, INC., ALLIANCEBERNSTEIN)
UTILITY INCOME FUND, INC.,)
[caption continued on next page])
)

ALLIANCEBERNSTEIN BALANCED SHARES,)
INC., ALLIANCEBERNSTEIN DISCIPLINED)
VALUE FUND, INC., ALLIANCEBERNSTEIN)
GLOBAL VALUE FUND, INC.,)
ALLIANCEBERNSTEIN INTERNATIONAL)
VALUE FUND, INC., ALLIANCEBERNSTEIN)
BLENDED STYLE SERIES - U.S. LARGE CAP)
PORTFOLIO, INC., GLOBAL &)
INTERNATIONAL STOCK FUNDS, INC.,)
ALLIANCEBERNSTEIN ALL-ASIA)
INVESTMENT FUND, INC.,)
ALLIANCEBERNSTEIN GREATER)
CHINA'97 FUND, INC., ALLIANCEBERNSTEIN)
INTERNATIONAL PREMIER GROWTH FUND,)
INC.,ALLIANCEBERNSTEIN GLOBAL)
SMALL CAP FUND, INC.,)
ALLIANCEBERNSTEIN NEW)
EUROPE FUND, INC., ALLIANCEBERNSTEIN)
WORLDWIDE PRIVATIZATION FUND, INC.,)
ALLIANCEBERNSTEIN AMERICAS)
GOVERNMENT INCOME TRUST, INC.,)
ALLIANCEBERNSTEIN BOND FUND)
CORPORATE BOND PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN BOND FUND)
QUALITY BOND PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN BOND FUND U.S.)
GOVERNMENT PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN EMERGING MARKET)
DEBT FUND, INC.,)
ALLIANCEBERNSTEIN GLOBAL STRATEGIC)
INCOME TRUST, INC.,)
ALLIANCEBERNSTEIN HIGH YIELD FUND,)
INC., ALLIANCEBERNSTEIN MULTI-MARKET)
STRATEGY TRUST, INC.,)
ALLIANCEBERNSTEIN SHORT DURATION,)
INC.,ALLIANCEBERNSTEIN INTERMEDIATE)
CALIFORNIA MUNI PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN INTERMEDIATE)
DIVERSIFIED MUNI PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN INTERMEDIATE NEW)
YORK MUNI PORTFOLIO, INC.,)
[caption continued on next page])
)
)

ALLIANCEBERNSTEIN MUNI INCOME FUND)
NATIONAL PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
ARIZONA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
CALIFORNIA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
INSURED CALIFORNIA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
INSURED NATIONAL PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
FLORIDA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
MASSACHUSETTS PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
MICHIGAN PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
MINNESOTA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
NEW JERSEY PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
NEW YORK PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
OHIO PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
PENNSYLVANIA PORTFOLIO, INC.,)
ALLIANCEBERNSTEIN MUNI INCOME FUND)
VIRGINIA PORTFOLIO, INC., GERALD)
MALONE, CHARLES SCHAFFREN, ACM)
TECHNOLOGY HEDGE FUND, ACM)
TECHNOLOGY PARTNERS LLP, EDWARD J.)
STERN, CANARY INVESTMENT)
MANAGEMENT, LLC, CANARY CAPITAL)
PARTNERS, LTD., and DOES 1 - 100,)
)
Defendants.)
)

Plaintiff Terry Conner ("Plaintiff"), by his attorneys, alleges the following upon personal knowledge as to himself and his acts, and as to all other matters, upon information and belief:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of AllianceBernstein family of funds (as defined below), who purchased, held, or otherwise acquired shares between October 2, 1998 and September 29, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Terry Conner bought and held shares of AllianceBernstein Growth and Income Fund, AllianceBernstein Growth Fund, and AllianceBernstein Worldwide Privatization Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Alliance Capital Management Holdings L.P. conducts its diversified investment management services business through Alliance Capital Management L.P.. Alliance Capital Management Holdings L.P.'s principal place of business is located within this judicial district at 1345 Avenue of the Americas, New York, NY 10105.

8. Defendant Alliance Capital Management Corporation is a wholly-owned subsidiary of defendant AXA Financial, Inc., and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Capital Management Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Capital Management Corporation's principal place of business is located within this judicial district at 1345 Avenue of the Americas, New York, NY 10105.

9. Defendant Alliance Capital Management L.P. ("Alliance Capital Management") provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients and individual investors. Alliance Capital Management also provides a broad offering of investment products, global in scope, with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. Alliance Capital Management operates in four business segments:

Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. Alliance Capital Management also maintains its principal place of business within this judicial district at 1345 Avenue of the Americas, New York, NY 10105.

10. Defendant AXA Financial, Inc. is engaged in financial protection and wealth management. The Company operates primarily in Western Europe, North America and the Asia-Pacific region, and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA Financial, Inc. is a Delaware corporation which maintain its principal place of business within this judicial district at 1290 Avenue of the Americas, New York, New York 10104.

11. Defendants Alliance Capital Management Holdings L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., and AXA Financial, Inc. are collectively referred to as "Alliance Capital."

12. Defendant AllianceBernstein Technology Fund (the "AllianceBernstein Tech Fund") is a mutual fund that is registered under the Investment Company Act and managed by Alliance Capital with its principle place of business located at 1345 Avenue of the Americas, New York, NY 10105. The fund seeks capital appreciation; current income is incidental. The fund normally invests at least 80% of assets in the securities of companies expected to benefit from technological advances and improvements. It typically invests all assets in equity securities; however, debt securities and preferred stocks with price-appreciation potential may be purchased. The fund may also seek income by writing call options. It can invest up to 10% of assets in foreign securities. Currently, the fund assets under management total $3.2 billion.

13. Defendants AllianceBernstein Technology Fund, AllianceBernstein Growth & Income Fund, AllianceBernstein Health Care Fund, AllianceBernstein Disciplined Value Fund,

AllianceBernstein Mid-Cap Growth, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Growth Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Small Cap Value Fund, AllianceBernstein Premier Growth Fund, AllianceBernstein Select Investor Series Technology Portfolio, AllianceBernstein Value Fund, AllianceBernstein Quasar Fund, AllianceBernstein Select Investor Series Premier Portfolio, AllianceBernstein Utility Income Fund, AllianceBernstein Balanced Shares, AllianceBernstein Disciplined Value Fund, AllianceBernstein Global Value Fund, AllianceBernstein International Value Fund, AllianceBernstein U.S. Large Cap Portfolio, Global & International Stock Funds, AllianceBernstein All-Asia Investment Fund, AllianceBernstein Greater China '97 Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein New Europe Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein Americas Government Income Trust, AllianceBernstein Bond Fund Corporate Bond Portfolio, AllianceBernstein Bond Fund Quality Bond Portfolio, AllianceBernstein Bond Fund U.S. Government Portfolio, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein High Yield Fund, AllianceBernstein Multi-Market Strategy Trust, AllianceBernstein Short Duration, AllianceBernstein Intermediate California Muni Portfolio, AllianceBernstein Intermediate Diversified Muni Portfolio, AllianceBernstein Intermediate New York Muni Portfolio, AllianceBernstein Muni Income Fund National Portfolio, AllianceBernstein Muni Income Fund Arizona Portfolio, AllianceBernstein Muni Income Fund California Portfolio, AllianceBernstein Muni Income Fund Insured California Portfolio, AllianceBernstein Muni Income Fund Insured National Portfolio, AllianceBernstein Muni Income Fund Florida Portfolio, AllianceBernstein Muni Income Fund Massachusetts Portfolio,

AllianceBernstein Muni Income Fund Michigan Portfolio, AllianceBernstein Muni Income Fund Minnesota Portfolio, AllianceBernstein Muni Income Fund New Jersey Portfolio, AllianceBernstein Muni Income Fund New York Portfolio, AllianceBernstein Muni Income Fund Ohio Portfolio, AllianceBernstein Muni Income Fund Pennsylvania Portfolio, and AllianceBernstein Muni Income Fund Virginia Portfolio (collectively referred to as the "AllianceBernstein funds") are mutual funds that are registered under the Investment Company Act and managed by Alliance Capital with its principle place of business located at 1345 Avenue of the Americas, New York, NY 10105.

14. Defendants AllianceBernstein Technology Fund, Inc., AllianceBernstein Growth & Income Fund, Inc., AllianceBernstein Health Care Fund, Inc., AllianceBernstein Disciplined Value Fund, Inc., AllianceBernstein Mid-Cap Growth, Inc., AllianceBernstein Real Estate Investment Fund, Inc., AllianceBernstein Growth Fund, Inc., AllianceBernstein Select Investor Series Biotechnology Portfolio, Inc., AllianceBernstein Small Cap Value Fund, Inc., AllianceBernstein Premier Growth Fund, Inc., AllianceBernstein Select Investor Series Technology Portfolio, Inc., AllianceBernstein Value Fund, Inc., AllianceBernstein Quasar Fund, Inc., AllianceBernstein Select Investor Series Premier Portfolio, Inc., AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Disciplined Value Fund, Inc., AllianceBernstein Global Value Fund, Inc., AllianceBernstein International Value Fund, Inc., AllianceBernstein U.S. Large Cap Portfolio, Inc., Global &International Stock Funds, Inc., AllianceBernstein All-Asia Investment Fund, Inc., AllianceBernstein Greater China '97 Fund, Inc., AllianceBernstein International Premier Growth Fund, Inc., AllianceBernstein Global Small Cap Fund, Inc., AllianceBernstein New Europe Fund, Inc., AllianceBernstein Worldwide Privatization Fund, Inc., AllianceBernstein Americas Government Income Trust, Inc., AllianceBernstein Bond

Fund Corporate Bond Portfolio, Inc., AllianceBernstein Bond Fund Quality Bond Portfolio, Inc., AllianceBernsteinBond Fund U.S. Government Portfolio, Inc., AllianceBernstein Emerging Market Debt Fund, Inc., AllianceBernstein Global Strategic Income Trust, Inc., AllianceBernstein High Yield Fund, Inc., AllianceBernstein Multi-Market Strategy Trust, Inc., AllianceBernstein Short Duration, Inc., AllianceBernstein Intermediate California Muni Portfolio, Inc., AllianceBernstein Intermediate Diversified Muni Portfolio, Inc., AllianceBernstein Intermediate New York Muni Portfolio, Inc., AllianceBernstein Muni Income Fund National Portfolio, Inc., AllianceBernstein Muni Income Fund Arizona Portfolio, Inc., AllianceBernstein Muni Income Fund California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured National Portfolio, Inc., AllianceBernstein Muni Income Fund Florida Portfolio, Inc., AllianceBernstein Muni Income Fund Massachusetts Portfolio, Inc., AllianceBernstein Muni Income Fund Michigan Portfolio, Inc., AllianceBernstein Muni Income Fund Minnesota Portfolio, Inc., AllianceBernstein Muni Income Fund New Jersey Portfolio, Inc., AllianceBernstein Muni Income Fund New York Portfolio, Inc., AllianceBernstein Muni Income Fund Ohio Portfolio, Inc., AllianceBernstein Muni Income Fund Pennsylvania Portfolio, Inc., AllianceBernstein Muni Income Fund Virginia Portfolio, Inc., (collectively referred to as AllianceBernstein Registrants") are the parties responsible for registration the AllianceBernstein funds the under the Investment Company Act with its principle place of business located at 1345 Avenue of the Americas, New York, NY 10105.

15. Defendant Gerald Malone ("Malone") was, at all relevant times during the Class Period, the manager of the AllianceBernstein Tech fund. Additionally, Malone managed the ACM Technology Hedge Fund and the ACM Technology Partners LLP hedge fund. On September 30,

2003, Malone was suspended by Alliance Capital because he disregarded conflicts of interests and engaged in activity that benefitted Alliance Capital's hedge-fund operations at the expense of shareholders in the fund.

16. Defendant Charles Schaffran ("Schaffran") was, at all relevant times during the Class Period, a marketing executive at Alliance Capital who sold Alliance Capital hedge funds. On September 30, 2003, Schaffran was suspended by Alliance Capital because he disregarded conflicts of interests and engaged in activity that benefitted Alliance Capital's hedge-fund operations at the expense of shareholders in the fund.

17. Defendant ACM Technology Hedge Fund (the "Technology Hedge Fund") is a hedge fund that was managed by defendant Malone.

18. Defendant ACM Technology Partners LLP (the "Technology Partners Hedge Fund") is a hedge fund that was managed by defendant Malone (the Technology Hedge Fund and the Technology Partners Hedge Fund, collective, "ACM Hedge Funds").

19. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary").

20. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

21. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

22. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

23. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23 (a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 2, 1998 and September 29, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

25. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

26. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

27. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

29. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

30. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit Alliance Capital, Alliance Capital's own ACM Hedge Funds, and their advisors at the expense of unsuspecting mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

31. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

32. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Canary, the Doe Defendants, ACM Hedge Funds, and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

33. The mutual fund prospectus for the AllianceBernstein funds created the misleading impression that the AllianceBernstein funds was vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: not only did defendants sell the right to time the AllianceBernstein funds to Canary, the Doe Defendants and other hedge fund investors, but defendants also permitted Alliance Capital's own ACM Hedge Funds to time the AllianceBernstein

funds. The prospectus was silent about these arrangements.

34. As a result of "timing" of the AllianceBernstein funds, Canary, the Doe Defendants, ACM Hedge Funds, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

35. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

36. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage

repeatedly in a single mutual fund is called "timing" the fund.

37. Effective timing captures an arbitrage profit, which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by a timer's redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

39. Mutual fund managers, such as defendant Malone, are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary, the Doe Defendants, ACM Hedge Funds-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. In this case, however, it was even easier for the fund managers to spot one timer's activity because that timer was Alliance Capital acting through the ACM Hedge Funds.

40. Fund managers, such as defendant Malone, typically have the power simply to reject timers' purchases. As fiduciaries of their investors, mutual fund managers are obliged to do their best

to use these weapons to protect their customers from the dilution that timing causes.

41. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows: typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

42. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers like defendant Malone have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

43. Thus, by keeping money --often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Canary, the Doe Defendants, and ACM Hedge Funds assured defendants Malone and Schaffren that they would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

44. As an additional inducement for allowing the timing, fund managers often received

"sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a hedge fund run by the same manager) that assured a steady flow of fees to the manager.

45. Moreover, by allowing Alliance Capital's own ACM Hedge Funds to time the mutual funds, Alliance Capital was able further to increase the fees the mutual fund managers management fees, the ACM Hedge Funds' returns and the ACM Hedge Funds manager's fees.

46. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT ALLIANCE CAPITAL

47. During the Class Period, defendants allowed Canary, the Doe Defendants, and ACM Hedge Funds to time the AllianceBernstein funds in exchange for making large investments in the ACM Hedge Funds.

48. On September 3, 2003, New York Attorney General Eliot Spitzer (the "Attorney General") filed a complaint charging fraud, among other things, in connection with the unlawful practices alleged herein. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged:

> Bank of America ... (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts

> were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

49. On September 30, 2003, before the markets opened, Alliance Capital announced the following:

> As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.
>
> Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.
>
> Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

50. On October 1, 2003, The Wall Street Journal reported that defendants Malone and Schaffran were suspended because an internal inquiry found that "certain investors were allowed to make rapid trades in a mutual funds managed by [defendant] Malone in exchange for making larger investments in Alliance [Capital] hedge funds also run by [defendant] Malone."

51. Additionally, The Wall Street Journal reported, with respect to Canary, that "[defendant] Stern's firm [Canary] appears to have arrangements allowing short-term trading with

Alliance Funds[.]" As an example, The Wall Street Journal article stated that "on the evening of Jan. 13, [defendant] Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at that time would have amounted to an approximately $11 million transaction."

52. The AllianceBernstein funds' prospectus gave investors no warning that their funds would be used for timing, but rather created the misleading impression that Alliance Capital identified and barred timers from its funds. The prospectus goes on to reserve the right to shut market timers down:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

53. Contrary to the express language contained in the AllianceBernstein funds' prospectus, Alliance Capital allowed certain investors to make "frequent purchases and sales" in response to short-term considerations.

54. Evidence of market timing in the AllianceBernstein funds shows that significant market-timing activity was occurring. For example, one consequence of market timing is increased turnover of portfolio holdings, as the manager buys or sell stocks to handle the rapid in-and-out of cash flow from timers.

55. An example of defendants' fraudulent scheme is clearly shown if one looks at the Alliance Bernstein Tech fund statistics. The AllianceBernstein Tech fund showed a sizable uptick in turnover in 2002, when the portfolio's (AllianceBernstein Tech fund) turnover for the year was 117%, according to the United States Securities and Exchange Commission ("SEC") filings. In the

preceding five years, the portfolio's (AllianceBernstein Tech fund) turnover never topped 67% and was as low as 46% in 2000. In the six months ending May 31, 2003, the fund's turnover was 116%.

56. There are also signs of unusual cash flow activity - another tip-off of concentrated market timing. Data from fund-tracker Lipper Inc. ("Lipper") showed money pouring in and out in patterns that showed that market timing.

57. Lipper estimates monthly net fund flows based on month-end net assets reported by the fund. Lipper then backs out any increase in assets that appear to be a result of market appreciation, based on its information regarding the AllianceBernstein Tech fund's holdings.

58. In the middle of 2001, a pattern developed of cash moving in and out of AllianceBernstein Tech fund's A-share class.

59. For example, in April of that year, $53.7 million flowed into the AllianceBernstein Tech fund A-shares and within a month there was an outflow of $54.2 million. A-shares normally carry an up-front sales charge, but according to the prospectus, there is no initial sales charge on transactions of $1,000,000 or more.

60. In June 2001, $66.8 million came in, and in July $71.2 million flowed out. In January 2002, the AllianceBernstein Tech fund A-shares took in $184.5 million, and February saw an outflow of $191.1 million.

61. In February of 2003, those shares took in $157 million, and the March outflow was $146.4. April inflows were $63.3 million, and then May produced an outflow of $62.2 million.

62. Meanwhile, the other three share classes for the fund showed almost exclusively outflows since late 2000.

63. In light of the economic conditions at the time, such activity was not typical and

clearly demonstrates that the defendants allowed certain investors to make rapid trades or market time the fund in exchange for making large investments in the ACM Hedge Funds.

64. For long-term shareholders, increased portfolio turnover means higher trading costs, and AllianceBernstein funds' brokerage commission costs soared since 2001.

65. The actions of the defendants have harmed Plaintiff and members of the Class. In essence, the defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class' shares to be diluted in value.

66. As such, defendants have breached their fiduciary duties to Plaintiff and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their own ACM Hedge Funds to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

UNDISCLOSED ADVERSE INFORMATION

67. The market for the AllianceBernstein funds was open, well-developed and efficient at all relevant times. As a result of the materially false and misleading statements and failures to disclose described herein, the AllianceBernstein funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the AllianceBernstein funds relying upon the integrity of the NAV for the AllianceBernstein funds and market information relating to the AllianceBernstein funds, and have been damaged thereby.

68. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the AllianceBernstein funds, by allowing Canary, the Doe Defendants, and ACM Hedge Funds to time the AllianceBernstein funds.

69. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

70. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the AllianceBernstein funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding AllianceBernstein funds, their control over, and/or receipt and/or modification of AllianceBernstein funds allegedly materially misleading misstatements and/or their associations with the AllianceBernstein funds which made them privy to confidential proprietary information concerning the AllianceBernstein funds, participated in the fraudulent scheme alleged herein.

71. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from increased returns in the ACM Hedge Funds. In short, defendants siphoned money out of the mutual

funds and into the ACM Hedge Funds and their own pockets.

72. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

73. At all relevant times, the market for the AllianceBernstein funds was an efficient market for the following reasons, among others:

(a) The AllianceBernstein funds met the requirements for listing, and were listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the AllianceBernstein funds filed periodic public reports with the SEC;

(c) The AllianceBernstein funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The AllianceBernstein funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

74. As a result of the foregoing, the market for the AllianceBernstein funds

promptly digested current information regarding the AllianceBernstein funds from all publicly available sources and reflected such information in the AllianceBernstein funds' NAV. Under these circumstances, all purchasers of the AllianceBernstein funds during the Class Period suffered similar injury through their purchase of the AllianceBernstein funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

75. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

AGAINST ALLIANCEBERNSTEIN REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any

allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

77. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against the AllianceBernstein Registrants.

78. AllianceBernstein Registrants are the registrants for the AllianceBernstein funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. AllianceBernstein Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

79. Plaintiff was provided with the AllianceBernstein Tech Fund Prospectus and, similarly, prior to purchasing units of each of the other AllianceBernstein funds, all Class members likewise received the appropriate Prospectus. Plaintiff and other Class members purchased shares of the AllianceBernstein funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

80. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the AllianceBernstein funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Canary and the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing Canary, the Doe Defendants and the

ACM Hedge Funds to time its trading of the AllianceBernstein funds shares; (b) that, pursuant to those agreements, Canary, the Doe Defendants and the ACM Hedge Funds regularly timed the AllianceBernstein funds; (c) that, contrary to the representations in the Prospectuses, the AllianceBernstein funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed Canary, the Doe Defendants and the ACM Hedge Funds to engage in trades that were disruptive to the efficient management of the AllianceBernstein funds and/or increased the AllianceBernstein funds' costs; thereby reducing the AllianceBernstein funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Defendants, Canary and Doe Defendants benefitted financially at the expense of AllianceBernstein funds' investors including Plaintiff and other members of the Class.

81. At the time they purchased the AllianceBernstein funds' shares traceable to the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO

AGAINST ALLIANCE CAPITAL MANAGEMENT HOLDINGS, L .P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, ALLIANCE CAPITAL MANAGEMENT L. P. , AND AXA FINANCIAL INC AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

82. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

83. This Claim is brought pursuant to Section 15 of the Securities Act against Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., and AXA Financial, Inc. (collectively referred to as "Alliance Capital") as control persons of AllianceBernstein Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the AllianceBernstein funds' public filings, press releases and other publications are the actions of Alliance Capital Management Holdings L.P.

84. AllianceBernstein Registrants are liable under Section 11 ofthe Securities Act as set forth herein.

85. Alliance Capital is a "control person" of the AllianceBernstein Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the AllianceBernstein funds, by virtue of their positions of control and authority over AllianceBernstein Registrants directly and indirectly, Alliance Capital had the power and authority, and exercised the same, to cause AllianceBernstein Registrants to engage in the wrongful conduct complained of herein. AllianceBernstein Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

86. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Capital is liable to Plaintiff and the other members of the Class for the Alliance Capital Management's primary violations of Section 11 of the Securities Act.

87. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Alliance Capital Management Holdings L.P.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

88. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

89. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and the other Class members, as alleged herein. This course of conduct caused Plaintiff and other members of the Class to purchase AllianceBernstein funds' shares or interests at distorted prices and caused them to suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

90. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the AllianceBernstein funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated AllianceBernstein funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

91. Defendants, individually and in concert, directly and indirectly, by the use, means or

instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the AllianceBernstein funds operations, as specified herein.

92. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiff and members of the Class.

93. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

94. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the AllianceBernstein funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interests in the AllianceBernstein funds during the Class Period at distorted prices and were damaged thereby.

95. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known of the truth concerning the AllianceBernstein funds' operations, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

96. By virtue of the foregoing, defendants have violated Section l0(b) of the Exchange Act, and Rule l0b-5 promulgated thereunder.

97. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the AllianceBernstein funds shares during the Class Period.

COUNT FOUR

AGAINST ALLIANCE CAPITAL MANAGEMENT HOLDINGS. L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, ALLIANCE CAPITAL MANAGEMENT L.P., AND AXA FINANCIAL, INC. AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

98. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

99. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AXA Financial, Inc. as control persons of Alliance Capital Management Corporation; against Alliance Capital Management Corporation as control persons of Alliance Capital Management Holdings, L.P.; against Alliance Capital Management Holdings, L.P. as control person of Alliance Capital

Management L.P.; against Alliance Capital Management L.P. as control person of the AllianceBernstein Registrants; and against the AllianceBernstein Registrants as control person of the AllianccBernstein funds.

100. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the AllianceBernstein funds' public filings, press releases and other publications are the collective actions of Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc..

101. Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. are controlling persons of the AllianceBernstein funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the AllianceBernstein funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the AllianceBernstein funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

102. In particular, each of Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. had direct and supervisory involvement in the operations of the AllianceBernstein funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

103. As set forth above, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AllianceBernstein Registrants and AXA Financial, Inc. are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of AllianceBernstein funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

104. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

105. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See

McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

106. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

107. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary, the Doe Defendants, and ACM Hedge Funds to engage in timing of the AllianceBernstein funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

108. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary, the Doe Defendants, and ACM Hedge Funds to engage in timing of the AllianceBernstein funds named herein in return for substantial fees and other income.

109. Defendants have breached the fiduciary duties it owes to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

110. Plaintiffs and other Class members have been injured as a result of defendants breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

111. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

112. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

113. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

114. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary, the Doe Defendants, and ACM Hedge Funds to engage in timing of the AllianceBernstein funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiff and Class members.

115. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary, the Doe Defendants, and ACM Hedge Funds to engage timing of the AllianceBernstein funds in return for substantial fees and other income.

116. Defendants have breached the fiduciary duties it owes to Plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the funds.

117. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN

AGAINST ALL DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES

118. Plaintiff repeats and realleges each and every allegation contained above as if fully

set forth herein.

119. Plaintiff and the Class placed their trust and confidence in Alliance Capital to manage the assets they invested in the AllianceBernstein funds.

120. Plaintiff and the Class reasonably expected that Alliance Capital would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the AllianceBernstein funds' prospectuses.

121. Alliance Capital aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the AllianceBernstein funds prospectuses for the benefit of the AllianceBernstein funds and each of the other defendants.

122. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

123. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those Class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

124. Alliance Capital aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

125. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, Plaintiff and the members of the Class have suffered damages.

126. Alliance Capital and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding Plaintiff and the members of the Class pre judgment and post judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure Plaintiff has an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated November 26, 2003

Respectfully submitted,

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

By: [signature]
Sandy A. Liebhard (SL-0835)
U. Seth Ottensoser (UO-9703)
10 East 40th Street
New York, NY 10016
Ph: (212) 779-1414
Fax: (212) 779-3218

SPECTOR ROSEMAN & KODROFF
Robert Roseman
Andrew Abramowitz
1818 Market Street
Suite 2500
Philadelphia, PA 19103
Ph: (215) 496-0300
Fax: (215) 496-6611

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Joseph D. Ament
Louis A. Kessler
191 North Wacker Drive, Suite 1800
Chicago, Illinois 60606
Ph: (312) 521-2403
Fax: (312) 521-2100

Attorneys for Plaintiff

NO. 5D.

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Terry Conner ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in AllianceBernstein Family of Mutual Funds that are the subject of this action during the Class Period specified in the Complaint:

No. Of Sh. Purchased	Price Per Share	Date	No. Of Sh. Sold	Price Per Share	Date
1684 PURCHASED FROM 8-1-2000 to 1-22-2002					

SPECTOR, ROSEMAN & KODROFF, P.C.

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 21st day of the month of November, 2003.

Terry Conner

Terry Conner